UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND II
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

007639107
(CUSIP Number)

Saba Capital Management, L. P.
405 Lexington Ave
58th Floor
New York, NY, 10174
Attention: Mike D’Angelo
212-542-4635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 007639107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-
	8	SHARED VOTING POWER

4,927,222
	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

4,927,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,927,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.28%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN; IA

* The percentages used in this Schedule 13D/A are calculated based upon 32,240,720 Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form
N-CSRS filed on July 7, 2016.

SCHEDULE 13D/A

CUSIP No. 007639107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-
	8	SHARED VOTING POWER

4,927,222
	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

4,927,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,927,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.28%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

* The percentages used in this Schedule 13D/A are calculated based upon 32,240,720 Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 7, 2016.

CUSIP No. 007639107	SCHEDULE 13D/A

            This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on April 24, 2016 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on August 5, 2016 (“Amendment No. 1”), and Amendment No. 2 filed with the SEC on August 26, 2016 (“Amendment No. 2”). Together with this Amendment No. 3, Amendment No. 2, Amendment No. 1, and the Original Schedule 13D, with respect to the shares of common stock, $0.001 per share (the “Shares”), of Advent Claymore Convertible Securities and Income Fund II (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, and Amendment No. 2. This Amendment No. 3 amends Items 3 and 5 as set forth below.

Item 3. Source and amount of funds or other consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $25,805,238 was paid to acquire the Shares reported herein

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 32,240,720 Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 7, 2016.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the Original Schedule 13D by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. 007639107	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/15/2016
Dated

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN
/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 007639107	SCHEDULE 13D/A
Schedule A

          This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A Amendment No. filing on 8/26/2016. All transactions were effectuated in the open market through a broker.

SABA CAPITAL MANAGEMENT, L.P ("Saba Capital")

	Shares
Trade Date	Purchased	Price *
12/14/2016	169,830	5.74
12/13/2016	54,032	5.69
12/12/2016	13,430	5.67
12/9/2016	45,558	5.67
9/16/2016	28,490	5.75
9/15/2016	10,249	5.75
9/14/2016	2,700	5.69
9/12/2016	9,418	5.72
9/6/2016	7,264	5.90
9/2/2016	2,203	5.87
9/1/2016	13,421	5.85
8/31/2016	2,205	5.83
8/30/2016	21,488	5.84
8/29/2016	2,400	5.83

*Excluding Commissions